Exhibit 99.2

Webuy Expands China Inbound Travel Capabilities Through Strategic Partnership with Moyu Travel and MeetPanda

SINGAPORE, July 20, 2026 — Webuy Global Ltd (Nasdaq: WBUY) (“Webuy” or the “Company”), a technology-driven comprehensive travel solutions company, today announced it has entered into a Memorandum of Understanding (“MOU”) with Shanghai MoYu Travel Service Co., Ltd. (“Moyu”), operator of the MeetPanda platform, to jointly develop new travel experiences for international visitors to China.

The partnership comes amid strong growth at WeTrip, Webuy’s China-focused travel platform. Based on preliminary unaudited internal data, WeTrip recorded approximately US$907,000 in total transaction value during the second quarter of 2026, more than nine times the level recorded in the same period of 2025. In June 2026 alone, total transaction value reached approximately US$419,000, more than ten times the level recorded in June 2025.

The partnership is expected to bring together WeTrip’s growing international customer reach and travel operations with Moyu’s local network and destination capabilities across China.

According to information provided and confirmed by Moyu, the company has generated cumulative gross merchandise value exceeding RMB1 billion, facilitated more than 400,000 group trips and completed four rounds of financing totaling nearly RMB200 million. MeetPanda, Moyu’s China inbound travel platform, states that its network covers more than 60% of Chinese cities through over 3,000 certified bilingual “Panda Captains.”

Under the MOU, Webuy and Moyu MeetPanda will explore cooperation across local cultural experiences, city walks, culinary and photography experiences, health and wellness programs, corporate and technology visits, and customized travel services.

Initial cooperation is expected to cover key destinations including Beijing, Shanghai, Chengdu, Xi’an, Hangzhou, Shenzhen, Guangzhou, Chongqing, Xiamen and Huangshan.

The partnership is expected to expand the range of locally connected experiences available through WeTrip as international travelers increasingly seek more personalized and immersive ways to explore China.

“WeTrip’s recent growth reinforces our confidence in the opportunity we see in China inbound travel,” said Bin Xue, the Chief Executive Officer of Webuy Global Ltd. “Our priority now is to build on this momentum by expanding both our international customer reach and our local capabilities in China.”

“Moyu has developed an extensive network of local travel resources across China. By combining WeTrip’s growing understanding of international traveler demand with Moyu’s destination capabilities, we believe we can develop more distinctive and locally connected travel products and bring them to international markets more efficiently.”

“As WeTrip continues to scale, we are gaining deeper insights into what international travelers want from China. Together with our AI-driven product development capabilities and strategic partnerships, we believe this gives us a stronger foundation to identify emerging demand, respond more quickly and expand our China inbound travel business.”

The partnership also supports Webuy’s broader strategy to build a more scalable, technology-driven travel business. The Company is developing AI agents across product development and operations to analyze customer demand, identify emerging travel preferences and support the development and commercialization of relevant travel products.

Webuy plans to continue expanding its network of travel partners and technology capabilities as it seeks to strengthen WeTrip’s position in the China inbound travel market.

The MOU establishes a framework for future cooperation. However, the MOU is not biding and does not obligate either party to enter into any specific transaction, and there can be no assurance that the parties will enter into any definitive agreement or that any of the contemplated cooperation will materialize. Specific projects and commercial arrangements will be subject to further agreements between the parties.

About WEBUY GLOBAL LTD.

WEBUY GLOBAL LTD. (Nasdaq: WBUY) is a technology-driven comprehensive travel solutions company transforming travel services and social commerce across Southeast Asia. The Company provides curated leisure travel experiences, cross-border tour services, premium travel offerings, customized travel solutions, and region-wide travel services for customers in Indonesia, Singapore, and international markets. Webuy is focused on building an integrated travel ecosystem powered by AI, service excellence, and strong regional partnerships. For more information, visit www.webuy.global.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the U.S. Securities and Exchange Commission (the “Commission”) before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequently occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor & Media Contact

WEBUY GLOBAL LTD.
Email: ir@webuy.global